UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory note

This report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-238458-02 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes to be issued from time to time by the Company under the Company’s Medium-Term Notes program and with respect to the validity of the Warrants to be issued from time to time by the Company under the Company’s Warrants program, under New York law;

Exhibit 5.2: Opinion of Homburger AG, Swiss counsel to the Company, with respect to the Notes to be issued from time to time by the Company under the Company’s Medium-Term Notes program, as to certain matters under Swiss law;

Exhibit 5.3: Opinion of Homburger AG, Swiss counsel to the Company, with respect to the Warrants to be issued from time to time by the Company under the Company’s Warrants program, as to certain matters under Swiss law; and

Exhibit 5.4: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of certain Notes issued by the Company under the Company’s Medium-Term Notes program, under New York law.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: February 1, 2023	By:	/s/ Elaine Sam
		Name:	Elaine Sam
		Title:	Authorized Officer

	By:	/s/ Ashley MacLean
		Name:	Ashley MacLean
		Title:	Authorized Officer